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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ElderTrust
_____________________________________________________________________

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share
_____________________________________________________________________
(Title of Class of Securities)

284560 10 9
_____________________________________________________________________
(CUSIP Number)

Charles W. Ruff, 748 Perinton Hills Office Park, Fairport, NY 14450, (585) 425-3090
_____________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2002
_____________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284560 10 9

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Investments, LP.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) X
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 409,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 409,500
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,500
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	13.	Percent of Class Represented by Amount in Row (11) 5.5%
	14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 284560 10 9

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ruff Fund Management, LLC.

Ruff Fund Management, LLC ("Ruff Fund Management") is the general partner of Insight Investments, L.P. ("Insight Investments"). Accordingly, Ruff Fund Management may be deemed to beneficially own the Common Shares of Beneficial Interest of ElderTrust owned by Insight Investments.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 409,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 409,500
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,500
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	13.	Percent of Class Represented by Amount in Row (11) 5.5%
	14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 284560 10 9

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Charles W. Ruff.

Charles W. Ruff is the President and sole member of Ruff Fund Management, which is the general partner of Insight Investments. Accordingly, Charles W. Ruff may be deemed to beneficially own the Common Shares of Beneficial Interest of ElderTrust owned by Insight Investments.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 409,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 409,500
	10.	Shared Dispositive Power 10,000
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,500
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	13.	Percent of Class Represented by Amount in Row (11) 5.6%
	14.	Type of Reporting Person (See Instructions) IN

Item 1.

Security and Issuer

Common Shares of Beneficial Interest, par value $0.01 per share, of ElderTrust. The address of the principal executive offices of ElderTrust are located at Little Falls Centre One, 2711 Centerville Road, Suite 108, Wilmington, Delaware 19808.

Item 2.	Identity and Background
	(a)	Names: Insight Investments, LP, Ruff Fund Management, LLC, and Charles W. Ruff.
	(b)	Residence or business address: The business address of each of the reporting persons is 748 Perinton Hills Office Park, Fairport, NY 14450.
	(c)	Charles W. Ruff is the President of Ruff Fund Management (address provided above). The principal business of Insight Investments and Ruff Fund Management is investment management.
	(d)	No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

No reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship. Insight Investments is a limited partnership organized in the State of Delaware, Ruff Fund Management is a limited liability company organized in the State of New York. Charles W. Ruff is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

The ElderTrust Common Shares were purchased by Insight Investments for aggregate consideration of $3,125,360. The source of these funds was investment capital provided by the limited partners of Insight Investments.

Item 4.

Purpose of Transaction

Insight Investments acquired and holds the ElderTrust Common Shares for investment purposes, and has no present intention to acquire additional such shares or to dispose of the shares it currently holds, except for transactions involving shares representing one percent or less of the outstanding ElderTrust Common Shares. Insight Investments intends to submit a shareholder proposal, for consideration by shareholders at ElderTrust's Annual Meeting held in 2003, requesting that the Board of Trustees pursue a sale or merger of the company as expeditiously as possible. Insight Investments may take other actions it deems advisable to ensure that ElderTrust's management and Board fully and fairly consider available methods to enhance shareholder value.

Item 5.	Interest in Securities of the Issuer
(a)

Insight Investments beneficially owns 409,500 ElderTrust Common Shares, representing 5.5% of such class of shares. Ruff Fund Management may be deemed to beneficially own 409,500 ElderTrust Common Shares, representing 5.5% of such class of shares. Charles W. Ruff may be deemed to beneficially own 419,500 ElderTrust Common Shares, representing 5.6% of such class of shares.

(b)

Each of Insight Investments, Ruff Capital Management and Charles W. Ruff have the sole power to vote or direct the vote and sole power to dispose of or direct the disposition of 409,500 ElderTrust Common Shares. Charles W. Ruff has shared power to dispose of or direct the disposition of an additional 10,000 ElderTrust Common Shares.

(c)

Insight Investments purchased ElderTrust Common Shares during the 60 days preceding the date of this report. On October 17, 2002, Insight Investments purchased 9,600 ElderTrust Common Shares at a price of approximately $6.70 per share in brokers' transactions.

	(d)	Not applicable.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Not applicable.
Item 7.	Material to Be Filed as Exhibits Not applicable.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT INVESTMENTS, LP BY: RUFF FUND MANAGEMENT, LLC By: /s/ Charles W. Ruff Charles W. Ruff, President and Sole Member
RUFF FUND MANAGEMENT, LLC By: /s/ Charles W. Ruff Charles W. Ruff, President and Sole Member
/s/ Charles W. Ruff Charles W. Ruff